IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------x
                                          :
CARL BROWN,                               :
                                          :
                        Plaintiff,        :
                                          :     C.A. NO. 19855
            v.                            :
                                          :
PURE RESOURCES, INC., UNOCAL              :
CORPORATION, UNION OIL COMPANY OF         :
CALIFORNIA, JACK D. HIGHTOWER,            :
GEORGE G. STALEY, DARRELL D.              :
CHESSUM, KEITH A. COVINGTON,              :
GRAYDON H. LAUGHBAUM, JR.,                :
TIMOTHY H. LING, H.D. MAXWELL, and        :
HERBERT C. WILLIAMSON,                    :
                                          :
                        Defendants.       :
                                          :
------------------------------------------x

                             CLASS ACTION COMPLAINT
                             ----------------------

            Plaintiff, by and through his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:
                                   THE PARTIES
                                   -----------

        1. Plaintiff Carl Brown ("plaintiff") is the owner of common stock of Pure Resources, Inc. ("Pure" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

        2. Pure is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 901 Marguette Avenue, Midland, Texas. Pure is an independent energy company engaged in the exploitation, development, exploration and acquisition of oil and gas properties. Pure common stock trades on the New York Stock Exchange under the symbol "PRS."

        3. Defendant Unocal Corporation ("Unocal") is a Delaware corporation with its principal executive offices located in El Segundo, California.
Unocal purports to be one of the world's leading independent natural gas and crude oil exploration and production companies. Through its wholly owned subsidiary, Union Oil Company of California ("Union"), Unocal owns approximately 65% of the Company's common stock. By virtue of its controlling stake in Pure, Unocal is in a fiduciary relationship with plaintiff and the other public stockholders of Pure, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

        4. Defendant Jack D. Hightower ("Hightower") is and at all relevant times has been Chairman of the Board, Chief Executive Officer, and President of Pure.

        5. Defendant George G. Staley ("Staley") is and at all relevant times has been Executive Vice President, Exploration and a director of Pure.

        6. Defendant Darrell D. Chessum ("Chessum") is and at all relevant times has been a director of Pure. Chessum also serves as Treasurer of Unocal.

        7. Defendant Keith A. Covington ("Covington") is and at all relevant times has been a director of Pure.

        8. Defendant Graydon H. Laughbaum, Jr. ("Laughbaum") is and at all relevant times has been a director of Pure. Laughbaum also currently serves as an advisor to Unocal and formerly served as an officer of Unocal.

        9. Defendant Timothy H. Ling ("Ling") is and at all relevant times has been a director of Pure. Ling also serves as President, Chief Operating Officer and a director of Unocal.

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


        10. Defendant H.D. Maxwell ("Maxwell") is and at all relevant times has been a director of Pure. Maxwell formerly held several management positions with Unocal and Union.

        11. Defendant Herbert C. Williamson, III ("Williamson") is and at all relevant times has been a director of Pure.

        12. The defendants referred to in paragraphs 4 through 11 are collectively referred to herein as the "Individual Defendants."

        13. By reason of the above individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Pure, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        14. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Pure common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

        15. This action is properly maintainable as a class action.

        16. The Class is so numerous that joinder of all members is impracticable. As of August 19, 2002, there were approximately 50.4 million shares of Pure common stock in the public float, owned by hundreds if not thousands of public shareholders.

        17. There are questions of law and fact which are common to the Class including, inter alia, the following:
           ----- ----
                                      -3-

        (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Pure's public stockholders; and

        (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

        18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        19. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

        20. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

        21. On August 20, 2002, Unocal announced that its board of directors has approved plans for its subsidiary, Union, to make an offer to the stockholders of Pure to acquire all of the outstanding common stock of Pure that Unocal does not already own. Pure stockholders will be offered 0.6527 shares of Unocal common stock, in exchange for each outstanding share of Pure's common stock they own. Based upon Unocal's closing price of $34.09 per share on August 20, 2002, the proposed exchange offer values Pure common stock at only $22.25 per share.

        22. Unocal has timed the proposal to freeze out Pure shareholders in order to capture for itself the Company's future potential without paying an adequate or fair price to the Company's public shareholders. Pure common stock has recently traded in excess of the proposed consideration. As recently as May, 2002, Pure common stock traded as high as $23.60 per share.

        23. Unocal has timed the announcement of the proposed buyout to place an artificial lid on the market price of Pure stock so that the market would not reflect Pure's improving potential, thereby purporting to justify an unreasonably low price.

        24. Unocal has access to internal financial information about Pure, its true value, expected increase in true value, and the benefits of 100% ownership of Pure to which plaintiff and the Class members are not privy. Unocal is using such inside information to benefit itself in this proposed transaction, to the detriment of the Pure's public stockholders.

        25. Unocal has clear and material conflicts of interest and is acting to better its own interests at the expense of Pure's public shareholders. Unocal has voting control of the Company and controls its proxy machinery. Unocal has selected and controls all of the Company's directors, who are beholden to Unocal for their offices and the valuable perquisites which they enjoy therefrom. Five of the Company's nine directors also are employed by Unocal.

        26. Unocal is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Unocal and the individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

        27. Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

        28. Plaintiff and the Class have no adequate remedy at law.

            WHEREFORE, plaintiff prays for judgment and relief as follows:

        A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

        B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

        C. In the event the proposed exchange offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

        D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

        E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

        F. Granting such other and further relief as this Court may deem just and proper.
                                    ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS, P.A.



                                    By:   /s/ Carmella P. Keener
                                          ---------------------------------
                                          919 N. Market Street, Suite 1401
                                          P.O. Box 1070
                                          Wilmington, DE 19899
                                          (302) 656-4433
OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706

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